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Securities and Exchange Commission
Trading and Markets

FEB 27 2020

RECEIVED

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53339

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Harbor Funds Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 S. Wacker Drive, 34th Floor
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lauren Samuel, Corporate Controller, Harbor Capital Advisors, Inc — (312) 443 - 4418
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

200 East Randolph Street, Suite 5500	Chicago	IL	60601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing
FEB 27 2020
Washington, DC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Anmarie S. Kolinski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Harbor Funds Distributors, Inc., as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Anmarie S. Kolinski

Signature

Executive Vice President, Treasurer and CFO

Title

OFFICIAL SEAL
JENNIFER L. SEWART
Notary Public - State of Illinois
My Commission Expires 7/07/2021

Jennifer L. Sewart

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS, SUPPLEMENTAL INFORMATION, AND OTHER INFORMATION

Harbor Funds Distributors, Inc.
Year Ended December 31, 2019
With Report of Independent Registered Public Accounting Firm

Harbor Funds Distributors, Inc.

Financial Statements, Supplemental Information, and Other Information

Year Ended December 31, 2019

Contents

KPMG

KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
Harbor Funds Distributors, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Harbor Funds Distributors, Inc. (the Company) as of December 31, 2019, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

We have served as the Company's auditor since 2014.

Chicago, Illinois
February 18, 2019

Harbor Funds Distributors, Inc.

Statement of Financial Condition

December 31, 2019

Assets	
Cash and cash equivalents	$ 5,003,527
12b-1 fees receivable	512,175
Due from affiliate	8,000
State income tax receivable	31,164
Prepaid expenses	214,571
Deferred tax asset	13,000
Total assets	$ 5,782,437
Liabilities and stockholder's equity	
Liabilities:	
Accrued 12b-1 fees	$ 499,820
Due to affiliates	49,356
Total liabilities	549,176
Stockholder's equity:	
Common stock, 1,000 shares authorized, issued, and outstanding	10
Additional paid-in capital	3,657,591
Retained earnings	1,575,660
Total stockholder's equity	5,233,261
Total liabilities and stockholder's equity	$ 5,782,437

See accompanying notes to financial statements.

Harbor Funds Distributors, Inc.

Statement of Operations

Year Ended December 31, 2019

Revenues		
12b-1 fees	$	6,458,027
Dividend income		106,537
Total revenues		6,564,564
Expenses		
12b-1 fees		6,297,591
Filing fees		206,879
Other		180,101
Total expenses		6,684,571
Loss before income tax benefit		(120,007)
Current Provision:		
Federal		(25,000)
State and local		(5,000)
Total income tax benefit		(30,000)
Net loss	$	(90,007)

See accompanying notes to financial statements.

Harbor Funds Distributors, Inc.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2019

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance at December 31, 2018	$ 10	$ 3,657,591	$ 1,665,667	$ 5,323,268
Net loss	–	–	(90,007)	(90,007)
Balance at December 31, 2019	$ 10	$ 3,657,591	$ 1,575,660	$ 5,233,261

See accompanying notes to financial statements.

Harbor Funds Distributors, Inc.

Statement of Cash Flows

Year Ended December 31, 2019

Operating activities	
Net loss	$ (90,007)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating assets and liabilities:	
12b-1 fees receivable	95,905
Due from affiliate	2,000
State income tax receivable	(7,113)
Prepaid expenses	(38,534)
Due to affiliates	(5,957)
Accrued 12b-1 fees	(98,632)
Other accounts payable	(34,100)
Net cash used in operating activities	(176,438)
Net decrease in cash and cash equivalents	(176,438)
Cash and cash equivalents at beginning of year	5,179,965
Cash and cash equivalents at end of year	$ 5,003,527
Supplemental disclosure of cash flow information	
Cash paid during the year for income taxes	$ 4,610

See accompanying notes to financial statements.

Harbor Funds Distributors, Inc.

Notes to Financial Statements

December 31, 2019

1. Description of Business

Harbor Funds Distributors, Inc. (the Company) is a wholly owned subsidiary of Harbor Capital Advisors, Inc. (Harbor Capital). The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company serves as the principal distributor of Harbor Funds, a series of publicly offered U.S. mutual funds, where Harbor Capital serves as the investment adviser.

2. Significant Accounting Policies

Cash and Cash Equivalents

The Company's cash consists of deposits with banks and considers all short-term investments with a maturity of three months or less at the date of purchase and investments in money market mutual funds to be cash equivalents. Money market mutual funds are carried at market value based on the reported net asset value per share of the respective fund. U.S. generally accepted accounting principles (U.S GAAP) require the Company to disclose the level of its investments (i.e. Level 1, 2, or 3) based on the observability of inputs into the valuation. Accordingly, the investment in the Harbor Money Market Fund is a Level 1 investment. At December 31, 2019, cash and cash equivalents included $4,978,621 invested in the Harbor Money Market Fund.

Due To Affiliates

The Company's due to affiliates balance is primarily related to amounts owed to Harbor Capital for certain direct expenses paid on the Company's behalf.

Revenue Recognition and Related Expenses

12b-1 fee revenue is earned from the Administrative and Investor share classes of the Harbor Funds to cover allowable distribution, marketing, recordkeeping and shareholder servicing expenses. The Company has one performance obligation, as distribution, marketing, recordkeeping and shareholder serving expenses are not separately identifiable in the Company's distribution agreement and, therefore, not distinct. The performance obligation is satisfied when a shareholder makes an investment into the Administrative or Investor share classes of the Funds. The 12b-1 fees are variable as they are calculated using average daily net assets of the Funds in periods after the initial investment. Due to this constraint, the Company recognizes 12b-1 fees when the net asset values of the Funds are known and are recognized over time. Consequently, 12b-1 fees recognized in the current period primarily relate to performance obligations that were satisfied in prior periods.

2. Significant Accounting Policies (continued)

The fee is 25 basis points on average daily net assets in the Administrative and Investor share classes of Harbor Funds, where applicable.

Substantially all of the 12b-1 fees earned from Harbor Funds are paid to third-party broker-dealers who provide distribution, shareholder servicing, and/or sub-accounting and record-keeping services to Harbor Funds' shareholders. Payments to third-party broker-dealers are subject to contractual rates agreed to by the Company and the third-party broker-dealers. Such expenses are recognized when incurred. The Company presents its 12b-1 fees on a gross basis in the statement of operations as it is deemed to be the principal in such transactions.

Dividend income on money market mutual fund investments is recorded when earned.

Income Taxes

The consolidated results of Harbor Capital, including those of the Company, are included in the consolidated federal income tax return of OCE U.S. Holding, Inc. (OCE USHI), formerly known as RUSHI, the parent of Harbor Capital, along with certain other direct subsidiaries of OCE USHI. Harbor Capital and OCE USHI have entered into a tax-sharing agreement whereby Harbor Capital recognizes tax expense based on the contribution of Harbor Capital to the consolidated taxable income or loss of OCE USHI. Amounts accrued are remitted to OCE USHI periodically. For financial reporting purposes, the Company calculates its income tax provision or benefit on a stand-alone basis consistent with the terms of the tax-sharing agreement.

State income tax returns are filed by the Company on a stand-alone basis or on a unitary basis with Harbor Capital depending upon the rules in each state a return is filed.

Deferred income taxes are determined based on temporary differences between the financial reporting and tax basis of assets and liabilities and are measured using the tax rates and laws that are expected to be in effect when the differences are expected to reverse.

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management of the Company to make estimates and assumptions that affect certain amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates, at which time the Company would revise its estimates accordingly.

3. Related Parties

During the year, the Company earned 12b-1 fees of $6,458,027 from Harbor Funds, of which $512,175 is receivable at December 31, 2019. In addition, the Company earned $106,537 of dividend income from the Harbor Money Market Fund.

The Company has been party to an expense-sharing agreement with Harbor Capital since 2004. The agreement calls for the Company to pay direct expenditures (regulatory filing fees, professional fees, insurance, memberships, etc.) related to the Company. Operating expenses of the Company (postage, telephone, photocopy, salaries of Harbor Capital employees who perform work for the Company, etc.) are paid by Harbor Capital. Harbor Capital is liable for all such expense amounts paid for by Harbor Capital, and such expenses will not be apportioned back to the Company at any time. Such expenses are not reflected in the accompanying financial statements.

The Company made federal tax payments of $2,000 to OCE USHI during 2019, and has recorded a current federal income tax receivable from OCE USHI of $8,000 as of December 31, 2019, under the terms of its tax-sharing agreement.

4. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule, SEC Rule 15c3-1 ("the Rule"), which requires the maintenance of minimum net capital of $25,000 or 6 2/3% of aggregated indebtedness, and requires that the ratio of aggregated indebtedness to net capital, both as defined in the Rule, shall not exceed 15 to 1. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2019, the Company's minimum required net capital was $36,612, resulting in the Company having excess net capital of $4,318,167 under the Rule. At December 31, 2019, the Company's ratio of aggregate indebtedness to net capital was 0.13 to 1.

5. Income Taxes

The difference between the income tax benefit for the year ended December 31, 2019, and the amount computed at the federal statutory rate primarily relates to state and local income taxes (net of federal benefit).

The deferred tax asset of $13,000 relates to accrued professional fees.

The Company evaluated tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more-likely-than-not to be sustained by the applicable tax authority. No tax expense related to uncertain tax positions was recorded in 2019 and no adjustments were made to prior periods. Further, the Company does not believe it reasonably possible that any material uncertain tax positions will be recorded within the next 12 months.

The Company recognizes interest and penalties, if any, related to uncertain tax positions within the statements of operations. Prior tax years remain subject to examination by various state, local and federal tax authorities in the U.S.

6. Subsequent Events

The Company determined that no subsequent events or transactions have occurred through February 18, 2020, the date the financial statements were issued, that would have materially affected the financial statements or disclosures as of December 31, 2019.

Supplemental Information

Harbor Funds Distributors, Inc.

Computation of Net Capital Under Rule 15c3-1

December 31, 2019

NET CAPITAL:		
Total stockholder's equity		$ 5,233,261
Less non-allowable assets:		
12b-1 fees receivable	$ 512,175	
Due from affiliate	8,000	
State income tax receivable	31,164	
Prepaid expenses	214,571	
Deferred tax asset	13,000	
Total non-allowable assets		778,910
Net capital before haircuts on securities		4,454,351
Less haircuts on securities (2% of money market funds)		99,572
NET CAPITAL		4,354,779
MINIMUM NET CAPITAL REQUIRED		
(Greater of 6-2/3% of Aggregate Indebtedness or $25,000)		36,612
EXCESS NET CAPITAL		$ 4,318,167
AGGREGATE INDEBTEDNESS:		
Total liabilities from statement of financial condition		$ 549,176
Total aggregate indebtedness		$ 549,176
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		12.61%

There are no material differences between the amounts presented above and the amounts in the Company's corresponding unaudited Part IIA of Form X-17a-5 as of December 31, 2019, filed on January 24, 2020.

See accompanying report of independent registered public accounting firm.

Harbor Funds Distributors, Inc.

Computation for Determination of Customer Reserve Requirements and PAB Account Reserve Requirements under Rule 15c3-3

The activities of the Company are limited to those prescribed in subparagraph (k)(1) of Rule 15c3-3 of the Securities and Exchange Act of 1934, which provides exemption from such Rule.

See accompanying report of independent registered public accounting firm.

Harbor Funds Distributors, Inc.

Information Relating to Possession or Control Requirements under Rule 15c3-3

The activities of the Company are limited to those prescribed in subparagraph (k)(1) of Rule 15c3-3 of the Securities and Exchange Act of 1934, which provides exemption from such Rule.

See accompanying report of independent registered public accounting firm.